

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

William W. Smith, Jr.
Chief Executive Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

> **Re: Smith Micro Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2025**
> **File No. 333-289351**

Dear William W. Smith Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jennifer Minter, Esq.